Exhibit 99


                        PEOPLES BANCORP INC. - P.O. BOX 738 - MARIETTA, OH 45750
                                                          www.peoplesbancorp.com


                                  NEWS RELEASE


FOR IMMEDIATE RELEASE          Contact:   Mark Bradley
---------------------                     President and Chief Operating Officer
October 15, 2004                          (740) 373-3155


                         PEOPLES BANK RECEIVES NATIONAL
                           COMMUNITY PARTNERSHIP AWARD
              -----------------------------------------------------

         Marietta, OH - Peoples Bank, a subsidiary of Peoples Bancorp Inc. (Nasdaq: PEBO) was recently honored with a Community Partnership Award at the Community Action Partnership 2004 Annual Convention in Washington, DC. Peoples Bank was recognized for outstanding contributions in free banking services, low interest rate loans, homebuyer education and assistance programs, and other contributions.
         Peoples Bank was one of only three honorees at the national gala event celebrating Community Action's 40 years of service to low and moderate income families. One of over 1,100 Community Action agencies nationwide, the Community Action Program of Washington-Morgan Counties (Ohio) nominated Peoples Bank to receive the award for its 30-year partnership to support low-income families in its market areas.
         "We are honored to receive this award," said Mark Bradley, Peoples Bank's President and Chief Operating Officer, who accepted the award in Washington, DC on behalf of the bank. "Our leadership has long set the tone that Peoples Bank will be an actively contributing, socially responsible member of our communities. It is one of our core values, and together with our local Community Action agency, we can commit the time and resources necessary to enhance the quality of life in our communities."
         Washington-Morgan Community Action provides many services, including homebuyer education; affordable, quality housing to the special needs population; and offering overall services from healthcare and meal delivery services to Head Start programs for developing our children's future.
         "Peoples Bank is always there to support our programs," said David Brightbill, Executive Director for Washington-Morgan Community Action. "We have never paid a fee for our financial services at Peoples Bank, and they work with us on much needed housing, provide financial education, and establish special financial products designed to help families in need. Peoples Bank exemplifies the fact that a successful business can also be a highly successful community partner."
         "The hard work of the folks at Washington-Morgan Community Action has had a significant, positive impact on individual families and the community, developing the lives of many people and creating an encouraging environment for future generations," summarized Bradley. "We are grateful to be a part of their success."
         Peoples Bank is a subsidiary of Peoples Bancorp Inc., a diversified financial products and services company with $1.8 billion in assets. Peoples Bank makes available a complete line of banking, investment, insurance, and trust solutions through 51 sales offices and 33 ATMs in Ohio, West Virginia, and Kentucky. Peoples' common shares are traded on the NASDAQ national market under the symbol "PEBO". Peoples Bancorp is a member of the Russell 3000 index of US publicly traded companies. Learn more about Peoples at www.peoplesbancorp.com.

                                 END OF RELEASE